Exhibit 99.1

Exhibit 99.1 Form No. 28.(B7) Certificate No 145835 COMPANIES ACTS, 1963 TO 2013 NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Share of Stock, or of the Subdivision or Redemption or Cancellation of Shares of ICON Public Limited Company specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted. Pursuant to Section 69 of the Companies Act, 1963 This Notice is to be signed by a Director, or the Secretary of the Company Presented by Erina Fox ICON plc  South County Business Park Leopardstown Dublin 18

TO THE REGISTRAR OF JOINT STOCK COMPANIES ICON PUBLIC LIMITED COMPANY hereby gives you notice in accordance with S.69 of the Companies Acts, 1963 - 2013, that* In a series of transactions during October 2014, as set out below, 210,000 shares in the capital of the Company were redeemed by ICON Public Limited Company (the "Company") and upon redemption were subsequently cancelled out of the issued share capital by the Company. 21-Oct-14 40,000 22-Oct-14 40,000 23-Oct-14 5,000 24-Oct-14 15,000 27-Oct-14 5,000 Dated the 8th day of December 2014 28-Oct-14 5,000 29-Oct-14 20,000 30-Oct-14 40,000 31-Oct-14 40,000 *eg. (In the Case of Conversion into Stock) "the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been Converted into 650,000 Ordinary Stock". (In the case of Consolidation and Division) "the 1,000 Preference £10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 50 Preference Shares of €20 each, numbered 1 to 500". Form No. 28 (B7)